Exhibit 99.4

March 27, 2020

Titan Medical Inc.
155 University Avenue, Suite 750
Toronto, Ontario M5H 3B7
Canada

Re:	Registration Statement on Form F-3 (File No. 333-232898)

Ladies and Gentlemen:

                 We have acted as counsel to Titan Medical Inc., an Ontario corporation (the “Company”), in connection with the filing by the Company with the Securities and Exchange Commission (the “Commission”) of a Prospectus Supplement (the “Prospectus Supplement”), dated March 25, 2020, to the Prospectus, dated July 30, 2019, included in the Registration Statement on Form F-3 (File No. 333-232898) (the “Registration Statement”) filed by the Company with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), relating to the offer and sale by the Company of 7,000,000 common shares (the “Common Shares”), 3,500,000 Common Share purchase warrants (the “Warrants”), up to 3,500,000 Common Shares issuable upon the exercise of the Warrants (the “Warrant Shares”), warrants issued to H.C. Wainwright & Co., LLC (or its designees) (the “Placement Agent”) to purchase up to 490,000 Common Shares (the “Placement Agent Warrants”) and Common Shares issuable upon the exercise of the Placement Agent Warrants (the “Placement Agent Warrant Shares”). The Common Shares and Warrants will be sold pursuant to securities purchase agreements entered into by and between the Company and each purchaser (the “Securities Purchase Agreements”).

                 We have examined such documents and have reviewed such questions of law as we have considered necessary or appropriate for the purposes of our opinions set forth below. In rendering our opinions set forth below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies. We have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements and instruments, that such agreements and instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements and instruments are the valid, binding and enforceable obligations of such parties. In addition, in rendering our opinions set forth below, we have assumed that all agreements or instruments relevant hereto are the valid, binding and enforceable obligations of all parties thereto, other than the Company. As to questions of fact material to our opinions, we have relied upon certificates or comparable documents of officers and other representatives of the Company and of public officials.

Based on the foregoing, we are of the opinion that

1.
The Warrants, when issued and delivered against payment for the consideration therefor specified in the Securities Purchase Agreements, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

2.
The Placement Agent Warrants, when issued and delivered pursuant to the terms of an engagement letter, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

161 Bay Street | Suite 4310 | Toronto, ON M5J 2S1 Canada | T 416.367.7370 | F 416.367.7371 | dorsey.com

Titan Medical Inc.
March 27, 2020

Our opinions expressed above are limited to the laws of the State of New York. We express no opinion as to the laws of any other jurisdiction and no opinion regarding the statutes, administrative decisions, rules, regulations or requirements of any county, municipality, subdivision or local authority of any jurisdiction.

                 Our opinions set forth above are subject to the following qualifications and exceptions:

(a)
Our opinions set forth above are subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar law relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws).

(b)
Our opinions set forth above are subject to the effect of general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law.

(c)
Our opinions set forth above are subject to limitations regarding the availability of indemnification and contribution where such indemnification or contribution may be limited by applicable law or the application of principles of public policy.

(d)
We express no opinion as to (i) provisions that relate to choice of law, forum selection or submission to jurisdiction (including, without limitation, any express or implied waiver of any objection to venue in any court or of any objection that a court is an inconvenient forum) to the extent that the validity, binding effect or enforceability of any such provision is to be determined by any court other than a state court of the State of New York, (ii) waivers by the Company of any statutory or constitutional rights or remedies, (iii) terms which excuse any person or entity from liability for, or require the Company to indemnify such person or entity against, such person’s or entity’s negligence or willful misconduct or (iv) obligations to pay any prepayment premium, default interest rate, early termination fee or other form of liquidated damages, if the payment of such premium, interest rate, fee or damages may be construed as unreasonable in relation to actual damages or disproportionate to actual damages suffered as a result of such prepayment, default or termination.

(e)	We draw your attention to the fact that, under certain circumstances, the enforceability of terms to the effect that provisions may not be waived or modified except in writing may be limited.

(f)
We have assumed that the Company is validly existing, has the corporate power to perform its obligations under any Warrant and Placement Agent Warrant, and that it has taken the required steps to authorize the creation of such obligations under the Business Corporations Act (Ontario).

(g)	We have also assumed that the choice of New York law to govern the Warrant and Placement Agent Warrant is a valid and legal provision.

This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K promulgated under the Securities Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement, the prospectus included in the Registration Statement or any prospectus supplement, other than as expressly stated herein.

Titan Medical Inc.
March 27, 2020

We hereby consent to the filing of this opinion as an exhibit to a Report on Form 6-K to be filed by the Company with the Commission on the date hereof, which Report on Form 6-K will be incorporated by reference into the Registration Statement, and to the reference to our firm under the heading “Legal Matters” in the Prospectus Supplement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Dorsey & Whitney LLP
JBG/RBR